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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              ____________________

                                   CELANESE AG
                            (Name of Subject Company)

                              CELANESE CORPORATION
              (Translation of Subject Company's name into English)

                                   CELANESE AG
                        (Name of Person Filing Statement)

                          Ordinary Shares, No Par Value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                              Julie K. Chapin, Esq.
                          Vice President and Secretary
                          Celanese Americas Corporation
                                86 Morris Avenue
                                Summit, NJ 07901
                                 (908) 522-7500

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               W. Jeffrey Lawrence
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This constitutes Amendment No. 1 to the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on February 10, 2004 by Celanese AG, a stock corporation organized under the laws of Germany. The Schedule 14D-9 was filed in response to the offer by BCP Crystal Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, to purchase all of the issued and outstanding registered ordinary shares, no par value, of Celanese AG at a purchase price of EUR 32.50 per share in cash, without interest. Capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by the following:

         (1) Section VI.4, "Amount and Form of the Consideration Offered - Fairness Opinion of Goldman Sachs", of the Reasoned Opinion of the Management Board attached as Exhibit (a)(1) to the Schedule 14D-9 is hereby amended by deleting the sixth bullet point of the third paragraph thereof in its entirety and replacing it with the following:

         "certain other communications from the Company to its shareholders, including information available from the Company's internet homepage, mainly the publication "Celanese in Depth", copies of presentations from investor events and analyst conferences, and Company press releases."

         (2) Section XII.2, "The Solicitation or Recommendation of the Management Board - Reasons for the Recommendation", of the Reasoned Opinion of the Management Board attached as Exhibit (a)(1) to the Schedule 14D-9 is hereby amended by deleting the fifth bullet point of the first paragraph thereof in its entirety and replacing it with the following:

         "the book value of Celanese AG per Celanese Share which is higher than the Offer Price. The Management Board believed that book value per share was generally not an accurate indicator of the value of a public company when compared with the market price of a public company's shares and noted that the book values of Celanese AG's peer companies varied widely, some at a discount and some at a premium, from their traded market values. In particular, the Management Board considered the fact that the year-end book value of Celanese AG per Celanese Share (calculated as shareholders' equity divided by the weighted average number of Celanese Shares) has been higher than the year-end market price of a Celanese Share (based on the closing prices on the XETRA electronic trading system of the Frankfurt Stock Exchange) at all times since Celanese Shares were first traded and that the difference between the year-end book value of Celanese AG per Celanese Share and the year-end market price of a Celanese Share (based on the closing prices on the XETRA electronic trading system of the Frankfurt Stock Exchange) has ranged widely, as a percent of the year-end market price of a Celanese Share, from approximately 184% in 1999 to approximately 90% in 2002. In addition, analysts' coverage of Celanese AG prior to the announcement of the Offer seldom mentioned book value as a basis for valuation. As of September 30, 2003, the book value (unaudited) of Celanese AG per Celanese Share was EUR 41.97, which was EUR 9.47 in excess of the Offer Price."

         (3) Section III.3, "Opinion on the Amount and Form of the Consideration
- JPMorgan's Fairness Opinion", of the Reasoned Opinion of the Supervisory Board attached as Exhibit (a)(2) to the Schedule 14D-9 is hereby amended by inserting the following after the second paragraph thereof:

         "The full text of the written Fairness Opinion of JPMorgan, dated February 5, 2004, sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion. Shareholders are urged to read the opinion in its entirety. The following is a summary of the material methodologies underlying the Fairness Opinion of JPMorgan. The following summary, however, does not purport to be a complete description of the methodologies used by JPMorgan.

         CELANESE AG HISTORICAL STOCK TRADING RANGES. Using publicly available information, JPMorgan analysed the performance of the Celanese Shares since Celanese AG's spin-off from Hoechst on


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         October 25, 1999 and for the twelve months ending December 15, 2003 and compared the share price performance of Celanese AG to the performance of the DJ Euro Stoxx chemical index over the same periods.

         GERMAN PUBLIC TRANSACTION PREMIA ANALYSIS
         JPMorgan reviewed the transaction premia paid in twenty recent German cash transactions involving publicly-listed companies and then applied mean and median transaction premia to the volume-weighted average trading prices of Celanese AG for selected periods prior to Blackstone's announcement of the Offer.

         SELECTED PUBLICLY TRADED COMPANIES ANALYSIS
         JPMorgan reviewed certain financial information, operating ratios and the multiples of enterprise value to analysts' and Celanese AG's forecasts of earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings before interest, taxes and amortization, or EBITA, of selected publicly traded companies engaged in businesses which JPMorgan deemed to be relevant to its analysis and then applied a range of multiples derived from such analysis to Celanese AG's projected EBITDA and EBITA.

         SELECTED TRANSACTIONS ANALYSIS
         JPMorgan reviewed the implied multiples of transaction value to last twelve month EBITDA and EBIT of recent transactions involving targets which JPMorgan deemed to be relevant to its analysis and then applied a range of multiples derived from such analysis to Celanese AG's last twelve month EBITDA and EBIT. JPMorgan also applied a range of multiples derived from such analysis to the last twelve month EBITDA of each of Celanese AG's divisions.

         DISCOUNTED CASH FLOW ANALYSIS
         JPMorgan conducted a discounted cash flow analysis based upon financial forecast and strategic plan data provided by Celanese AG.

         ANALYSIS OF AFFILIATES
         JPMorgan separately analyzed the at equity and at cost affiliates of Celanese AG.

         In arriving at its opinion, JPMorgan considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. As described in Section III.4 of this Opinion, the Fairness Opinion of JPMorgan was one of a number of factors taken into account by the Supervisory Board in reaching its conclusion to recommend the Offer to holders of Celanese Shares. The references to the Fairness Opinion of JPMorgan and its related analyses and methodologies in this Opinion are qualified by reference to the attached text of the written opinion."


         (4) Section III.4, "Opinion on the Amount and Form of the Consideration
- Opinion of the Supervisory Board", of the Reasoned Opinion of the Supervisory Board attached as Exhibit (a)(2) to the Schedule 14D-9 is hereby amended by inserting the words "described in Section III.3 of this Opinion" at the end of the first sentence of the second paragraph thereof.


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 CELANESE AG


                                 By:  /s/  Claudio Sonder
                                      ------------------------------------------
                                      Name:  Claudio Sonder
                                      Title: Chairman of the Board of Management


                                 By:  /s/  Dr. Andreas Pohlmann
                                      ------------------------------------------
                                      Name:  Dr. Andreas Pohlmann
                                      Title: Member of the Board of Management
                                             and Chief Administrative Officer



Dated:  March 2, 2004